Exhibit 99.1



**For immediate release**

Alcon's Tender Offer for WaveLight AG Approved by German Federal Financial Supervisory Authority

HUENENBERG, Switzerland – August 10, 2007 – Alcon, Inc. (NYSE:ACL) announced today that the German Federal Financial Supervisory Authority (BaFin) has approved publication of the company's tender offer document for WaveLight AG (ISIN DE: 000 512 5603) and Alcon has published the offer document at www.alconrefractiveacq.de. The tender offer acceptance period begins on August 13 and will conclude on September 11, 2007. Alcon, which owns on a settled basis or has contractual commitments for approximately 16 percent of WaveLight's issued shares, intends to increase its current stake to at least 75 percent through the tender offer process.

In response to recent trading activity, Alcon has increased its previously announced offer for WaveLight from EUR 10.00 per share to EUR 15.00. The offer provides a 100 percent premium on the one-month (EUR 7.49), and a 118 percent premium on the three-month (EUR 6.88), volume weighted average stock exchange price of WaveLight shares during the respective months prior to the publication of the decision to launch the offer on July 16, 2007.

Having previously executed a business combination agreement between the two companies in mid-July, the tender offer is the second step in completing the acquisition.

"We believe that this compelling offer is a unique opportunity for WaveLight's employees, customers and shareholders and that WaveLight's Executive Committee will strongly support Alcon's offer and will recommend acceptance of the offer to its shareholders, upon review of the final tender offer document," said Cary Rayment, Alcon's chairman, president and chief executive officer.

About Alcon (NYSE: ACL)
Alcon, Inc. is the world's leading eye care company, with sales of approximately $4.9 billion in 2006. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestlé, S.A., the world's largest food company.

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Legal Disclaimer:
This press release is neither an offer to buy nor a request to submit an offer to sell shares in WaveLight AG.

Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any forward-looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:
Alcon
Doug MacHatton
Investor Relations
817-551-8974
doug.machatton@alconlabs.com

www.alcon.com